FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2008

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen McLaughlin, Esq

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2008 is being filed to add Exhibits numbered 1 through 4 to the Annual Report.

CONTENTS

1.	This amendment to the annual report of the Government of Jamaica on Form 18-K for the year ended March 31, 2008 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1 – Underwriting Agreement, June 17, 2008, between the Government of Jamaica and the Underwriters named therein, including the addresses of the Underwriters

Exhibit 2 – Form of 8.00% Amortizing Notes due 2019

Exhibit 3 – Opinion and Consent of the Office of the Attorney General of Jamaica

Exhibit 4 – Opinion and Consent of Allen & Overy LLP, New York counsel to the Government of Jamaica

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant the Government of Jamaica has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on July 3, 2008.

GOVERNMENT OF JAMAICA

By:	/s/ Audley Shaw
Name:	Audley Shaw
Title:	Minister of Finance and the Public Service

EXHIBIT INDEX

Exhibit	Description
1	Underwriting Agreement, dated June 17, 2008, between the Government of Jamaica and the Underwriters named therein, including the addresses of the Underwriters

2	Form of 8.00% Amortizing Notes due 2019

3	Opinion and Consent of the Office of the Attorney General of Jamaica

4	Opinion and Consent of Allen & Overy LLP, New York counsel to the Government of Jamaica

4